

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

February 6, 2007

Gary Grotjohn
Chief Financial Officer
Little Sioux Corn Processors, L.L.C.
4808 F Avenue
Marcus, Iowa 51035

> **RE:** **Little Sioux Corn Processors, L.L.C.**
> **Form 10-K for Fiscal Year Ended September 30, 2006**
> **File No. 0-50270**

Dear Mr. Grotjohn:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cost of Goods Sold, page 28

2. Your disclosure indicates that U.S. corn prices could increase in 2007 to as much as $3.30 per bushel or more. Without putting this price increase into context by discussing the price you paid per bushel during the periods presented, this information does not appear to provide readers with a full understanding of one of your most material cost components   Please expand your disclosures in future filings.

3. You disclose that, historically, natural gas prices in the $5/mmbtu range were considered high. Please expand this disclosure to address the natural gas prices you paid during the periods presented.

Critical Accounting Estimates – Derivative Estimates, page 33

4. Based on your disclosure on page 37 regarding your commodity price risk, it is unclear what you are trying to convey to readers with regard to the material estimates underlying your accounting for derivatives. In this regard, your critical accounting discussion refers to the normal purchases and sales exceptions and your designation of a derivative instrument as a hedge, but page 37 indicates that you do not designate your derivative instruments used to minimize the risk from fluctuations in the prices of corn and natural gas as hedges for accounting purposes. Please revise this critical accounting policy as well as your Note 2 -- Summary of Significant Accounting Policies – Derivative Instruments on page F-11 to clarify for readers what your accounting policy is for derivative instruments and clarify for readers why you believe your accounting for derivatives involves critical accounting estimates and identify those significant estimates.

Liquidity and Capital Resources, page 33

Comparison of Fiscal Years Ended September 30, 2006 and 2005, page 33

5. When you discuss cash flows from operations you list the reasons for the decrease in cash provided by operations, yet you provide no underlying analysis. You indicate that the increase resulting from improved net income was offset by changes in derivative instruments, accounts payable and accrued expenses. There is no in-depth analysis as to the medium-term and long-term impact and strategic direction of this development. Please disclose and provide more in-depth analysis regarding the significant changes that affect your cash flows from operations. Your discussion should not merely repeat information that is obtainable from your financial statements. Refer to Item 303 of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance.

Comparison of Fiscal Years Ended September 30, 2005 and 2004, page 34

6. You indicate that the increase in cash flows from operating activities between 2005 and 2004 was primarily due to a favorable spread between the price of corn and the price of ethanol. Please provide a more in-depth analysis as to whether this development is temporary or expected to continue. Given that the average price of ethanol increased 14% and the average price per bushel of corn increased by approximately 6% in 2006, it appears that there is still a favorable spread between the two. There was a significant increase in cash flow from operations due to the favorable spread in 2005. However, cash flows from operation decreased in 2006 with a favorable spread. Please provide a more in-depth analysis of the spread between the average price of ethanol and the average price per bushel of corn and quantify the impact that it has on cash flows from operations, if practical.   You should attempt to explain why the favorable spread in 2006 did not result in an increase in cash flows from operations as it did in 2005.

Contractual Obligations and Commercial Commitments, page 36

7. Please revise your table of contractual cash obligations to include the following:
    *   Estimated interest payments on your debt; and
    *   Estimated payments under your derivative instruments, if applicable.
    Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. At a minimum interest payments should be disclosed in a note to the table. Please refer to note 46 of SEC Release 33-8350.

Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

8. You indicate that revenue is recognized at the time title of the goods and all risks of ownership transfer to the customer, which "generally" occurs upon shipment to the customer or when the customer picks up the goods. We have the following comments in this regard.
    *   Tell us supplementally and revise future filings to clarify under what facts and circumstances you recognize revenue when products are not shipped or when the customer does not pick up the goods.
    *   Please address for us your marketing agreement with ADM. In this regard, we note that the price you receive from the sale of ethanol to ADM is based on the price that ADM receives from the sale to its customers, minus a marketing fee. Tell us the lag between when you sell the ethanol to ADM and

when ADM sells the ethanol to its customers. Is the price you will receive set at the time of shipment? If not, tell us how you have complied with the criterion set forth in SAB Topic 13.A.1 that the seller's price to the buyer is fixed and determinable.

- Please clarify whether the amount of revenues you recognize under your marketing arrangement with ADM is gross or net of the marketing fee you pay. Refer to EITF 00-19.
- Please address whether ADM's payment to you is dependent on ADM's ability to sell the ethanol to its customer? If so, please tell us the appropriateness of recognizing revenue at the time of shipment to ADM. Refer to SAB Topic 13.
- We note that with regard to your marketing agreement with CSC you receive a percentage of the selling price actually received by CSC from its customers. Please address when you recognize revenue under this agreement and address the appropriateness of such revenue recognition given the terms of this agreement.
- Please also disclose whether your stated shipping terms are FOB shipping point or FOB destination. Refer to SAB Topic 13.

Note 6 – Construction in Progress, page F-13

9. We note your disclosure that "the Company has not incurred any interest nor has the Company capitalized any interest related to construction in progress. Given the fact that you have outstanding debt, it is unclear to us why, in accordance with paragraph 12 of SFAS 34, you have not capitalized the amount of interest cost that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made. Please advise or revise your financial statements accordingly.

Note 15 – Commitments and Contingencies, page F-16

Legal Proceedings, page F-16

10. You indicate that you were involved in a dispute with ADM and you settled the claim by agreeing to pay ADM approximately $3.9 million, which was recorded as of September 30, 2005 in other income expense. It does not appear that your settlement meets the definition of a non-operating expense per Article 5-03(b)(8) and (9) of Regulation S-X. Please revise your statement of operations to classify your settlement in operating income. Otherwise, please tell us how you determined that your settlement should not be included as a component of operating income.

Exhibits 31.1 and 31.2

11. We note that you have replaced the word "registrant" with your name in one or more places in your certifications. In future filings, please revise your certifications to include the word "registrant" instead of your actual name. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief